John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-9161 E-mail: kciccarelli@jhancock.com

Kimberly S. Ciccarelli

AVP and Senior Counsel

February 10, 2009

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company (U.S.A.)
Separate Account A - File No. 811-4834
Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A (“Registrant”) relating to the Protection Variable Universal Life (“PVUL”) insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA” or the “Depositor”).

The purpose of this filing is to add the PVUL prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the PVUL prospectus.

Background of Enclosed Filing

The PVUL policy and prospectus is similar to the Accumulation Variable Universal Life (“AVUL”) policy and prospectus issued by John Hancock USA. The separate account interests under the AVUL policy were recently registered by John Hancock USA Separate Account A, under File Nos. 811-4834 and 333-152406 effective November 21, 2008. The principal differences between the two filings are:

(i)	The policy and rider fees and charges are different between the two policies.
(ii)	The PVUL policy offers an optional Extended No-Lapse Guarantee Rider.
(iii)	The PVUL policy does not offer the optional Return of Premium Rider or Change of Life Insured Rider.
(iv)	The PVUL policy does not offer an asset credit feature.
(v)	The PVUL policy provides that when the insured person reaches age 121 (rather than age 100) we will a) stop monthly deduction charges, b) stop accepting premium payments, c) continue to credit interest to a fixed account, and d) continue to accept loan repayments on existing loans and charge interest on any such existing loans.

(vi)	The PVUL policy has a revised procedure for requesting increases in coverage.
(vii)	The PVUL policy provides that when changing death benefit from Option 2 to Option 1, the resulting change to the Total Face Amount will be reflected as an increase in Supplement Face Amount.
(viii)	The PVUL policy factors the amount transferred out of the Fixed Account in the previous policy year when determining the amount that may be transferred out of the Fixed Account in the current policy year.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including adding the required exhibits and consents, updating the fee tables, and adding the audited fiscal year end 2008 financial statements for the Registrant and the Depositor. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between the enclosed AVUL prospectus that was recently reviewed by the Staff and the PVUL prospectus, we hereby request, on behalf of Registrant and the Depositor, that the staff accord the enclosed registration statement expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli AVP and Senior Counsel

Enclosure

cc: James C. Hoodlet, Esq.